Exhibit 4.60

DRAXIS HEALTH INC.
(the “Corporation”)

TERMS OF REFERENCE –	COMMITTEE CHAIR

Appointment:

The Chair is an independent director of the Corporation who is elected as a director by the Corporation’s shareholders and is appointed by the other directors as a member of the Committee. The Chair is normally appointed by the members of the Board of Directors (“Board”) and serves in this role at the pleasure of the Board. However, in the event that the Board does not appoint a Chair, the members of the Committee shall elect a Chair by majority vote of the full Committee membership. In such event, the Chair serves in this role at the pleasure of the Board and the Committee.

Reports:

The Chair maintains open communication with the Chair of the Board. The Chair has unfettered two-way communication with all senior officers and, in the case of the Chair of the Audit Committee, with the independent auditor.

Function:

The Chair’s primary role includes ensuring that the Committee functions properly, that it meets its obligations and responsibilities, and that its organization and mechanisms are in place and are working effectively.

Key Responsibilities:

1.             Provides leadership to the Committee with respect to its functions as described in the Committee’s written mandate and as otherwise may be appropriate, including overseeing the logistics of the operations of the Committee.

2.             Calls and chairs meetings of the Committee.

3.             In consultation with the Committee members, establishes a calendar for holding meetings of and sets the agendas for the meetings of the Committee.

4.             In collaboration with the Chief Executive Officer, the appropriate senior officers and the Secretary, ensures that agenda items for all Committee meetings are ready for presentation and that adequate information is distributed to Committee members in advance of such meetings in order that Committee members may properly inform themselves on matters to be acted upon and ensures that there will be timely distribution of minutes that are to be distributed to all Board members.

5.             Acts as liaison and maintains communication with the Chair of the Board and the Board to optimize and co-ordinate input from Directors, and to optimize effectiveness of the Committee.  This includes reporting regularly to the full Board on all proceedings and deliberations of the Committee.

6.             Ensures that the Committee receives adequate and regular updates from the management on all issues relevant to matters within the scope of the mandate of the Committee.

7.             Reports annually to the Board on the role of the Committee and the effectiveness of the Committee role in contributing to the objectives and responsibilities of the Board as a whole.